ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
February 27, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Consolidated); and

2. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Non-Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Consolidated)

February 1, 2007

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
President and Chief Executive Officer
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
Tel.: (03) 6811-6424

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest consolidated accounting year: Applicable.

(Content) The timing of recordation of advertisement expenses concerning residential property sales business has been changed from conventional accrual time to completion and delivery time.

Revenues and expenses concerning leasing business using special purpose company, etc., which had been recorded as non-operating revenues and expenses, have been changed to be recorded as operating revenues and expenses from the first quarter ended June 30, 2006; provided, however, that the revenues and expenses concerning the companies to which equity method is applicable are recorded as non-operating revenues and expenses as before.

Current portion of long-term debts, which was heretofore included in short-term borrowings, is listed independently from the interim consolidated accounting period.

(3) Changes in scope of consolidation and application of equity method: Applicable.

2. Summary of Business Results (April 1, 2006 through December 31, 2006)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2006	¥85,198 million (11.9%)	¥17,324 million (11.2%)	¥15,487 million (14.9%)	¥8,789 million (12.3%)
Nine Months ended December 31, 2005	¥76,133 million (11.6%)	¥15,584 million (21.1%)	¥13,475 million (37.9%)	¥7,829 million (46.1%)
(For reference) Year ended March 31, 2006	¥110,833 million	¥21,716 million	¥18,346 million	¥11,401 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2006	¥13,353.74	–
Nine Months ended December 31, 2005	¥11,894.10	–
(For reference) Year ended March 31, 2006	¥17,201.07	–

(Notes)

1. *Average number of outstanding shares for each period (consolidated):*
   Nine months ended December 31, 2006: 658,240 shares
   Nine months ended December 31, 2005: 658,240 shares
2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Nine Months ended December 31, 2006	¥533,053 million	¥121,015 million	22.7%	¥183,847.33
Nine Months ended December 31, 2005	¥506,757 million	¥111,950 million	22.1%	¥170,075.81
(For reference) Year ended March 31, 2006	¥543,792 million	¥115,696 million	21.3%	¥175,765.71

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2006	-¥2,316 million	-¥16,385 million	¥1,811 million	¥2,614 million
Nine Months ended December 31, 2005	¥21,721 million	-¥31,612 million	¥10,442 million	¥10,754 million
(For reference) Year ended March 31, 2006	¥22,243 million	-¥45,157 million	¥32,214 million	¥19,503 million

3. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income
Annual	¥127,000 million	¥22,300 million	¥12,400 million

(Reference)
Estimated net income per share (annual): 3,767.62 yen

(Notes)

1. *Estimated net income per share (annual) is a figure after consideration of the five-for-one stock split effective January 1, 2007. The figure for estimated net income*

per share (annual) becomes 18,838.11 yen when calculated based on total outstanding shares prior to the implementation of such stock split.

2. *There is no change to the forecast of the consolidated business results released on November 1, 2006, as the consolidated business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Non-Consolidated)

February 1, 2007

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
President and Chief Executive Officer
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
Tel.: (03) 6811-6424

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest accounting year: Applicable.
(Content) The timing of recordation of advertisement expenses concerning residential property sales business has been changed from conventional accrual time to completion and delivery time.
Revenues and expenses concerning leasing business using special purpose company, etc., which had been recorded as non-operating revenues and expenses, have been changed to be recorded as operating revenues and expenses from the first quarter ended June 30, 2006; provided, however, that the revenues and expenses concerning the affiliated companies are recorded as non-operating revenues and expenses as before.

2. Summary of Business Results (April 1, 2006 through December 31, 2006)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2006	¥78,032 million (10.7%)	¥16,665 million (9.3%)	¥14,732 million (12.6%)	¥8,340 million (10.0%)
Nine Months ended December 31, 2005	¥70,515 million (13.3%)	¥15,250 million (21.3%)	¥13,084 million (39.6%)	¥7,585 million (49.1%)
(For reference) Year ended March 31, 2006	¥102,539 million	¥21,253 million	¥17,693 million	¥11,003 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2006	¥12,671.30	–
Nine Months ended December 31, 2005	¥11,524.00	–
(For reference) Year ended March 31, 2006	¥16,603.09	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Nine months ended December 31, 2006: 658,240 shares
   Nine months ended December 31, 2005: 658,240 shares
2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Nine Months ended December 31, 2006	¥530,315 million	¥118,867 million	22.4%	¥180,583.58
Nine Months ended December 31, 2005	¥503,201 million	¥110,478 million	22.0%	¥167,838.74
(For reference) Year ended March 31, 2006	¥540,482 million	¥114,069 million	21.1%	¥173,294.38

3. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income	Dividends per Share	
				Year end	
Annual	¥118,900 million	¥21,400 million	¥11,900 million	¥500.00	¥3,000.00

(Reference)
Estimated net income per share (annual): 3,615.70 yen

(Notes)

1. *Estimated net income per share (annual) is a figure after consideration of the five-for-one stock split effective January 1, 2007. The figure for estimated net income per share (annual) becomes 18,078.51 yen when calculated based on total outstanding shares prior to the implementation of such stock split.*
2. *For the year ending March 31, 2007, the dividend for interim period end of 2,500 yen is based on total outstanding shares prior to the implementation of the stock split, and the year-end dividend of 500 yen is calculated based on total outstanding shares after the implementation.*
3. *There is no change to the forecast of the business results released on November 1, 2006, as the business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*

END